Exhibit 99.1 Press release

Quarterhill Announces Departure of Shaun McEwan, CFO

Kitchener, Canada – June 17, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH) and its Board of Directors today announced that Shaun McEwan, Chief Financial Officer, will transition out of the Company in the coming months to spend time with his family in advance of pursuing new career opportunities early next year.

As a result, the Board has engaged a leading executive search firm and commenced a process to recruit a new Chief Financial Officer. Mr. McEwan has agreed to stay in his current role with Quarterhill to the end of the calendar year to enable sufficient time for a suitable candidate to be found and to support an orderly transition.

Douglas Parker, President and Chief Executive Officer, said: “Shaun has been our CFO for over a decade. He has been a valued member of the management team and has made a significant contribution to the success of the business. Although we will miss Shaun, I am glad he is taking the time for himself and his family and wish him all the best in his future endeavors.”

Shaun McEwan, Chief Financial Officer, said: “I have been with Quarterhill and, prior to that, WiLAN since 2008 and I have seen the Company through its transformation from a pure play patent licensing business to an aggregator of impressive technology companies. I have enjoyed my time at the Company; however, I believe it is time to move to the next part of my career. At this time, the Company is both financially and operationally in a strong position. I am very confident that Quarterhill will continue to deliver value for its shareholders.”

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

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